

RECEIVED

2008 APR 30 A 8: 10

OFFICE OF INTERNATIO
CORPORATE FIN.

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

062-03470



08002207

24th April, 2008

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, we write to advise that the Company will be submitting its Audited Financial Results within a period of three months from the close of the financial year ended 31st March, 2008, and accordingly will not be publishing / submitting the Unaudited Financial Results for the fourth quarter ended 31st March, 2008.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

PROCESSED

MAY 0 6 2008

THOMSON REUTERS


ITC Limited

cc: Securities Exchange Commission
        Division of Corporate Finance
        Office of International Corporate Finance
        Mail Stop 3-9
        450 Fifth Street
        Washington DC 20549
        U.S.A.

cc: Societe de la Bourse de Luxembourg
        11 Avenue de la Porte - Neuve
        L-2227 Luxembourg.





ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

The Secretary	The Dy. General Manager	The Secretary
National Stock Exchange	Corporate Relationship Dept.	The Calcutta Stock Exchange
of India Ltd.	Bombay Stock Exchange Limited	Association Ltd.
Exchange Plaza, 5th floor	1st floor, New Trading Ring,	7, Lyons Range
Plot No. C/1, G Block	Rotunda Building, P. J. Towers	Kolkata 700 001
Bandra-Kurla Complex,	Dalal Street, Fort	
Bandra (East)	Mumbai 400 001	
Mumbai 400 051		

Dear Sirs,

Disclosure of shareholding in terms of Regulation 8(3) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Name of the Target Company (Reporting Company):	**ITC Limited**
Date of reporting :	**31st March, 2008**
Name of Stock Exchanges where shares of reporting company are listed. **NATIONAL STOCK EXCHANGE, BOMBAY STOCK EXCHANGE AND CALCUTTA STOCK EXCHANGE**	

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Visit us at www.itcportal.com



ITC Limited

(I) Information about persons holding more than 15% shares or voting rights						
Names of persons holding more than 15% shares or voting rights	Details of Shareholding / Voting rights (in Number and %) of persons mentioned at (I) as informed under regulation 8(1) to target company					
Names	As on March 31, 2008 (Current year)	As on March 31, 2007 (Previous year)	Changes if any between (A) & (B)	As on record date for dividend (Current year)	As on record date for dividend (Previous year)	Changes, if any between (D) & (E)
	(A)	(B)	(C)	(D)	(E)	(F)
Tobacco Manufacturers (India) Ltd. (TMI)	99,27,82,440 (26.34%)	99,27,82,440 (26.39%)	- (-0.05%) *	–	–	–
TOTAL (I)	99,27,82,440 (26.34%)	99,27,82,440 (26.39%)	- (-0.05%) *	–	–	–

(II) Information about promoter(s) or every person having control over a company and also persons acting in concert with him NOT APPLICABLE						
Name of promoter(s) / person(s) having control / persons acting in concert	Shareholding / Voting rights (in Number and %) of persons mentioned at (II) as informed to target company under regulation 8(2)					
Names	NOT APPLICABLE					
	As on March 31, 2008 (Current year)	As on March 31, 2007 (Previous year)	Changes if any between (A) & (B)	As on record date for dividend (Current year)	As on record date for dividend (Previous year)	Changes if any between (D) & (E)
	(A)	(B)	(C)	(D)	(E)	(F)
TOTAL (II)	NIL	NIL	NIL	–	–	–

| GRAND TOTAL (I+II) | 99,27,82,440 (26.34%) | 99,27,82,440 (26.39%) | - (-0.05%) * | – | – | – |

* The change in shareholding of TMI in the Company, in % terms, from 26.39% to 26.34%, was consequent upon issue and allotment of shares from time to time under the Company's Employee Stock Option Scheme.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Place : Kolkata
Date : 23rd April, 2008


ITC Limited

cc: Securities Exchange Commission
     Division of Corporate Finance
     Office of International Corporate Finance
     Mail Stop 3-9
     450 Fifth Street
     Washington DC 20549
     U.S.A.

cc: Societe de la Bourse de Luxembourg
     11 Avenue de la Porte - Neuve
     L-2227 Luxembourg

END